Interim Consolidated Financial Statements (Unaudited)

June 30, 2009

PARAMOUNT RESOURCES LTD.
Consolidated Balance Sheet (Unaudited)
($ thousands)

	June 30 2009	December 31 2008
ASSETS
Current assets
Cash and cash equivalents	$ 22,056	$ 54,131
Accounts receivable	28,663	41,319
Risk management assets (Note 8)	–	19,690
Prepaid expenses and other	2,795	1,661
	53,514	116,801
Property, plant and equipment, net	773,937	766,103
Investments (Note 3)	224,339	234,423
Future income taxes	27,031	27,230
	$ 1,078,821	$ 1,144,557

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$ 45,157	$ 84,192
Current portion of stock-based compensation liability (Note 7)	–	19
	45,157	84,211
Long-term debt (Note 4)	135,731	109,452
Asset retirement obligations (Note 5)	90,622	87,237
Future income taxes	58,153	85,170
	329,663	366,070

Shareholders' equity (Note 6)
Share capital	300,042	302,727
Contributed surplus	2,654	2,398
Retained earnings	445,295	473,362
Accumulated other comprehensive loss	1,167	–
	749,158	778,487
	$ 1,078,821	$ 1,144,557
See the accompanying notes to these Interim Consolidated Financial Statements.

PARAMOUNT RESOURCES LTD.
Consolidated Statement of Loss (Unaudited)
($ thousands, except as noted)
	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Revenue
Petroleum and natural gas sales	$ 40,172	$ 102,911	$ 80,404	$ 179,878
Gain (loss) on financial commodity contracts (Note 8)	–	(56,371)	1,350	(71,393)
Royalties	(3,790)	(15,483)	(9,208)	(28,778)
	36,382	31,057	72,546	79,707
Expenses
Operating expense and production tax	11,204	15,922	32,721	40,850
Transportation	3,328	3,704	7,076	7,725
General and administrative	4,887	6,090	9,437	15,040
Stock-based compensation	177	11,064	443	13,874
Depletion, depreciation and accretion	36,049	30,971	66,975	59,147
Exploration	1,726	1,561	2,870	5,347
Dry hole	–	–	–	5,307
(Gain) loss on sale of property, plant and equipment	(320)	260	(37)	766
Interest and financing charges	3,306	2,406	5,899	5,095
Foreign exchange (Note 8)	(4,389)	347	(5,163)	2,430
Debt extinguishment and other	134	128	232	1,695
	56,102	72,453	120,453	157,276
Loss from investments (Note 3)	(6,908)	(5,934)	(10,878)	(18,638)
Other income	759	1,485	332	3,834
Loss before tax	(25,869)	(45,845)	(58,453)	(92,373)
Income and other tax expense (recovery)
Current and other	(117)	255	(636)	485
Future	(23,170)	(14,208)	(31,552)	(22,928)
	(23,287)	(13,953)	(32,188)	(22,443)
Net loss	$ (2,582)	$ (31,892)	$ (26,265)	$ (69,930)

Net loss per common share ($/share) (Note 6)
Basic and diluted	$ (0.04)	$ (0.47)	$ (0.40)	$ (1.03)
See the accompanying notes to these Interim Consolidated Financial Statements.

PARAMOUNT RESOURCES LTD.
Consolidated Statement of Cash Flows (Unaudited)
($ thousands)
	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Operating activities
Net loss	$ (2,582)	$ (31,892)	$ (26,265)	$ (69,930)
Add (deduct)
Items not involving cash (Note 9)	16,593	79,373	58,370	134,427
Asset retirement obligation expenditures	(235)	(2,754)	(1,888)	(5,312)
Exploration and dry hole	1,726	1,561	2,870	10,654
Debt extinguishment costs	–	–	–	626
Stock incentive plan	(1,775)	–	(1,775)	–
	13,727	46,288	31,312	70,465
Change in non-cash working capital	7,985	(5,773)	8,585	3,148
Cash from operating activities	21,712	40,515	39,897	73,613

Financing activities
Net draw of revolving long-term debt	6,229	–	31,751	–
Repayment of long-term debt	–	–	–	(45,990)
Settlement of foreign exchange contract	–	–	12,205	(22,335)
Common shares issued, net of issuance costs	–	175	–	322
Common shares repurchased (Note 6)	–	–	(4,219)	(84)
Cash from (used in) financing activities	6,229	175	39,737	(68,087)

Investing activities
Expenditures on property, plant and equipment and exploration	(8,662)	(17,968)	(72,569)	(84,443)
Proceeds on sale of property, plant and equipment	280	6,204	449	12,567
Purchase of investments	(619)	(4,881)	(5,137)	(33,152)
Settlement of note receivable	–	–	–	75,000
Change in non-cash working capital	(29,293)	(29,593)	(34,452)	(12,602)
Cash used in investing activities	(38,294)	(46,238)	(111,709)	(42,630)

Net decrease in cash and cash equivalents	(10,353)	(5,548)	(32,075)	(37,104)
Cash and cash equivalents, beginning of period	32,409	51,748	54,131	83,304
Cash and cash equivalents, end of period	$ 22,056	$ 46,200	$ 22,056	$ 46,200

Supplemental cash flow information (Note 9)
See the accompanying notes to these Interim Consolidated Financial Statements.

PARAMOUNT RESOURCES LTD.
Consolidated Statement of Shareholders’ Equity (Unaudited)
($ thousands, except as noted)

Six months ended June 30	2009		2008
Share Capital	Shares (000’s)		Shares (000’s)
Balance, beginning of period	66,741	$ 302,727	67,681	$ 313,828
Issued on exercise of stock options	–	–	64	1,056
Tax effect of flow-through share renunciations and other	–	–	–	(7,753)
Common Shares repurchased	(616)	(2,815)	(6)	(30)
Change in unvested Common Shares for stock incentive plan	(178)	130	–	(656)
Balance, end of period	65,947	$ 300,042	67,739	$ 306,445

Contributed Surplus
Balance, beginning of period		$ 2,398		$ 1,375
Stock-based compensation expense on investees’ options		256		551
Balance, end of period		$ 2,654		$ 1,926

Retained Earnings
Balance, beginning of period		$ 473,362		$ 593,450
Common shares repurchased		(1,404)		(54)
Change in value of unvested Common Shares for stock incentive plan		(398)		–
Net loss		(26,265)		(69,930)
Balance, end of period		$ 445,295		$ 523,466

Accumulated Other Comprehensive Income (Loss)
Balance, beginning of period		$ –		$ (4)
Other comprehensive income (loss), net of tax		1,167		7,872
Balance, end of period		$ 1,167		$ 7,868
Total Shareholders’ Equity		$ 749,158		$ 839,705
See the accompanying notes to these Interim Consolidated Financial Statements.

Consolidated Statement of Comprehensive Loss (Unaudited)
($ thousands)
	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Net loss	$ (2,582)	$ (31,892)	$ (26,265)	$ (69,930)
Other comprehensive income (loss), net of tax
Unrealized gain (loss) on available-for-sale investments	1,285	7,774	1,167	7,872
Comprehensive loss	$ (1,297)	$ (24,118)	$ (25,098)	$ (62,058)
See the accompanying notes to these Interim Consolidated Financial Statements.

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

1.

Basis of Presentation

The unaudited Interim Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries ("Paramount" or the "Company"), are stated in Canadian dollars, and have been prepared in accordance with Canadian Generally Accepted Accounting Principles using accounting policies and methods of application that are consistent with Paramount’s audited Consolidated Financial Statements as at and for the year ended December 31, 2008. Paramount conducts its business through two business segments: Principal Properties and Strategic Investments.

Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. Accordingly, these unaudited Interim Consolidated Financial Statements should be read in conjunction with Paramount’s audited Consolidated Financial Statements as at and for the year ended December 31, 2008.

Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.

2.

Segmented Information

Paramount segregates its operations into the following segments, which have been established by management to assist in resource allocation, assessing operating performance, and achieving long-term strategic objectives:

•

Principal Properties: Principal properties consist of: (i) the Kaybob Corporate Operating Unit ("COU"), which includes properties in West Central Alberta; (ii) the Grande Prairie COU, which includes properties in Central Alberta; (iii) the Northern COU, which includes properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and (iv) the Southern COU, which includes properties in Southern Alberta, Saskatchewan, Montana and North Dakota. Goodwill is included in Principal Properties.

•

Strategic Investments: Strategic investments include investments in other entities, including affiliates, and development stage assets where there is no near-term expectation of production, but a longer-term value proposition, based on spin-outs, sales, or future revenue generation. Paramount Drilling U.S. LLC. and Fox Drilling Inc. are included in Strategic Investments.

•

Corporate: Corporate is comprised of income and expense items, including general and administrative expense and interest expense that have not been specifically allocated to Principal Properties or Strategic Investments.

In the second quarter of 2009, Paramount changed its measurement of Strategic Investments to include an allocation of general and administrative costs incurred in relation to the segment’s operations.

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

Three months ended June 30, 2009	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 36,382	$ –	$ –	$ –	$ 36,382
	36,382	–	–	–	36,382
Expenses
Operating expense, production tax and transportation	14,532	–	–	–	14,532
General and administrative	–	621	4,266	–	4,887
Stock-based compensation	–	–	177	–	177
Depletion, depreciation and accretion	35,753	58	238	–	36,049
Exploration	1,552	174	–	–	1,726
Gain on sale of property, plant and equipment	(320)	–	–	–	(320)
Interest and financing charges	–	–	3,306	–	3,306
Foreign exchange	–	–	(4,389)	–	(4,389)
Debt extinguishment and other	134	–	–	–	134
	51,651	853	3,598	–	56,102
Loss from investments	–	(6,908)	–	–	(6,908)
Other income	804	–	10	–	814
Drilling rig expense	–	(55)	–	–	(55)
Segment loss	$ (14,465)	$ (7,816)	$ (3,588)	$ –	(25,869)
Income and other tax recovery					(23,287)
Net loss					$ (2,582)

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

Three months ended June 30, 2008	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 87,428	$ –	$ –	$ –	$ 87,428
Loss on financial commodity contracts	(56,371)	–	–	–	(56,371)
	31,057	–	–	–	31,057
Expenses
Operating expense, production tax and transportation	19,626	–	–	–	19,626
General and administrative	–	821	5,269	–	6,090
Stock-based compensation	–	–	11,064	–	11,064
Depletion, depreciation and accretion	30,093	462	416	–	30,971
Exploration	1,561	–	–	–	1,561
Loss on sale of property, plant and equipment	260	–	–	–	260
Interest and financing charges	–	–	2,406	–	2,406
Foreign exchange	–	–	347	–	347
Debt extinguishment and other	128	–	–	–	128
	51,668	1,283	19,502	–	72,453
Loss from investments	–	(5,934)	–	–	(5,934)
Other income	–	(18)	505	–	487
Drilling rig revenue	–	4,847	–	(3,127)	1,720
Drilling rig expense	–	(1,970)	–	1,248	(722)
	(20,611)	(4,358)	(18,997)	(1,879)	(45,845)
Inter-segment eliminations	–	(1,879)	–	1,879	–
Segment loss	$ (20,611)	$ (6,237)	$ (18,997)	$ –	(45,845)
Income and other tax recovery					(13,953)
Net loss					$ (31,892)

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

Six months ended June 30, 2009	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 71,196	$ –	$ –	$ –	$ 71,196
Gain on financial commodity contracts	1,350	–	–	–	1,350
	72,546	–	–	–	72,546
Expenses
Operating expense, production tax and transportation	39,797	–	–	–	39,797
General and administrative	–	1,224	8,213	–	9,437
Stock-based compensation	–	–	443	–	443
Depletion, depreciation and accretion	66,410	92	473	–	66,975
Exploration	2,696	174	–	–	2,870
Gain on sale of property, plant and equipment	(37)	–	–	–	(37)
Interest and financing charges	–	–	5,899	–	5,899
Foreign exchange	–	–	(5,163)	–	(5,163)
Debt extinguishment and other	232	–	–	–	232
	109,098	1,490	9,865	–	120,453
Loss from investments	–	(10,878)	–	–	(10,878)
Other income	804	–	160	–	964
Drilling rig revenue	–	377	–	(377)	–
Drilling rig expense	–	(1,009)	–	377	(632)
Segment loss	$ (35,748)	$ (13,000)	$ (9,705)	$ –	(58,453)
Income and other tax recovery					(32,188)
Net loss					$ (26,265)

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

Six months ended June 30, 2008	Principal Properties	Strategic Investments	Corporate	Inter-segment Eliminations	Total
Revenue
Petroleum and natural gas sales, net of royalties	$ 151,100	$ –	$ –	$ –	$ 151,100
Loss on financial commodity contracts	(71,393)	–	–	–	(71,393)
	79,707	–	–	–	79,707
Expenses
Operating expense, production tax and transportation	48,575	–	–	–	48,575
General and administrative	–	1,795	13,245	–	15,040
Stock-based compensation	–	–	13,874	–	13,874
Depletion, depreciation and accretion	57,198	1,148	801	–	59,147
Exploration and dry hole	10,654	–	–	–	10,654
Loss on sale of property, plant and equipment	766	–	–	–	766
Interest and financing charges	–	–	5,095	–	5,095
Foreign exchange	–	–	2,430	–	2,430
Debt extinguishment and other	359	–	1,336	–	1,695
	117,552	2,943	36,781	–	157,276
Loss from investments	–	(18,638)	–	–	(18,638)
Other income	–	216	2,411	–	2,627
Drilling rig revenue	–	10,028	–	(7,882)	2,146
Drilling rig expense	–	(4,388)	–	3,449	(939)
	(37,845)	(15,725)	(34,370)	(4,433)	(92,373)
Inter-segment eliminations	–	(4,433)	–	4,433	–
Segment loss	$ (37,845)	$ (20,158)	$ (34,370)	$ –	(92,373)
Income and other tax recovery					(22,443)
Net loss					$ (69,930)

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

In August 2008, Paramount entered into an agreement with a supplier for the construction of a significant portion of a third drilling rig for US$8.2 million, of which $6.5 million had been paid as of December 31, 2008.  In January 2009, the final payment of US$1.7 million was made to the supplier. An individual who indirectly owns part of the supplier is also a director of a company affiliated with Paramount.

3.   Investments

	June 30, 2009		December 31, 2008
	(Shares/Units) (000’s)		(Shares/Units) (000’s)
Equity accounted investments:
Trilogy Energy Trust ("Trilogy")	23,190	$ 103,865	22,338	$ 113,641
MGM Energy Corp. ("MGM Energy")	43,834	6,394	43,834	8,328
Paxton Corporation	1,750	4,723	1,750	4,884
Other		4,000		4,000
		118,982		130,853
Available for sale investments :
MEG Energy Corp.	3,700	101,750	3,700	101,750
NuLoch Resources Inc.	6,141	2,548	6,141	1,412
Redcliffe Exploration Inc. ("Redcliffe")	2,973	619	–	–
Other		440		408
		$ 224,339		$ 234,423

Loss from investments is composed of the following:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Trilogy	$ (6,518)	(4,962)	$ (8,607)	$ (5,277)
MGM Energy	(309)	(988)	(2,110)	(13,377)
Paxton Corporation	(81)	16	(161)	16
	$ (6,908)	(5,934)	$ (10,878)	$ (18,638)

In the first quarter of 2009, Paramount participated in Trilogy’s distribution reinvestment plan ("DRIP"), acquiring an additional 0.9 million units, increasing its ownership from 23.3 percent at December 31, 2008 to 23.6 percent at June 30, 2009.

In the first quarter of 2009, MGM Energy filed renouncement documents with tax authorities relating to flow-through shares issued during 2008, resulting in Paramount recording a $1.5 million dilution loss.

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

4.  Long-Term Debt

	June 30, 2009	December 31, 2008
Canadian Dollar Denominated Debt
Bank credit facility	$ 31,751	$ –
U.S. Dollar Denominated Debt
8 1/2 percent US Senior Notes due 2013 (US$90.2 million)	104,847	110,448
	136,598	110,448
Unamortized debt financing costs	(867)	(996)
	$ 135,731	$ 109,452

In April 2009, Paramount renewed its credit facility. Both the borrowing base and lender commitments are $125 million. The credit facility is available on a revolving basis to April 30, 2010 and can be extended a further 364 days upon request, subject to approval by the lenders. In the event the revolving period is not extended, the facility would be available on a non-revolving basis for an additional year, at which time the facility would be due and payable. The amount available under the credit facility is reduced by $16.4 million for outstanding undrawn letters of credit.

The US Senior Notes had a market value of 91.5 percent of their principal amount at June 30, 2009.

5.  Asset Retirement Obligations

	Six months ended June 30, 2009	Twelve months ended December 31, 2008
Asset retirement obligations, beginning of period	$ 87,237	$ 97,359
Disposal of properties	–	(3,664)
Liabilities incurred	1,035	1,920
Revision in estimated costs of abandonment	–	(9,587)
Liabilities settled	(1,888)	(8,400)
Accretion expense	4,335	8,877
Foreign exchange	(97)	732
Asset retirement obligations, end of period	$ 90,622	$ 87,237

6. Share Capital

Normal Course Issuer Bid

In November 2008, Paramount received regulatory approval under Canadian securities laws to purchase Common Shares under a Normal Course Issuer Bid ("NCIB"), commencing November 20, 2008 for a twelve month period. Under the NCIB, Paramount may purchase for cancellation up to 3,387,456 Common Shares. For the six months ended June 30, 2009, Paramount purchased 615,600 Common Shares under the NCIB for a total cost of $4.2 million, of which $2.8 million was charged to share capital and $1.4 million was charged to retained earnings. A total of 1,623,900 Common Shares have been purchased by Paramount under the NCIB for a total cost of $11.4 million to June 30, 2009.

Weighted Average Shares Outstanding

	Three months ended June 30		Six months ended June 30
(thousands of Common Shares)	2009	2008	2009	2008
Weighted average Common Shares outstanding Basic and Diluted	65,976	67,729	66,182	67,707

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

7.  Stock-based Compensation

Paramount Options

Paramount Options	Six months ended June 30, 2009		Year ended December 31, 2008
	Weighted Average Exercise Price	Number	Weighted Average Exercise Price	Number
	($ / share)		($ / share)
Balance, beginning of period	$ 14.48	6,117,700	$ 19.49	6,430,000
Granted	7.34	1,345,000	7.54	2,551,000
Exercised	7.12	(8,000)	7.66	(292,600)
Cancelled or surrendered	19.01	(3,712,700)	20.88	(2,570,700)
Balance, end of period	$ 7.44	3,742,000	$ 14.48	6,117,700
Options exercisable, end of period	$ 7.57	645,167	$ 12.79	1,708,433

Stock Appreciation Rights

In February 2009, the 1,280,000 stock appreciation rights issued in 2008 were surrendered and cancelled in exchange for the same number of Paramount Options with the same exercise price and vesting terms.

8.  Risk Management Assets and Liabilities

As of June 30, 2009, Paramount does not have any financial commodity or foreign exchange contracts outstanding. The changes in fair values of risk management assets and liabilities are as follows:

	Six months ended June 30, 2009			Year ended December 31, 2008
	Commodity	Foreign Exchange	Total	Commodity	Foreign Exchange	Total
Fair value, beginning of period	$ 9,807	$ 9,883	$ 19,690	$ (6,941)	$ (22,039)	$ (28,980)
Changes in fair value	1,350	2,322	3,672	34,140	16,148	50,288
Settlements paid (received)	(11,157)	(12,205)	(23,362)	(17,392)	15,774	(1,618)
Fair value, end of period	$ –	$ –	$ –	$ 9,807	$ 9,883	$ 19,690

Paramount has an outstanding commitment to sell 3,400 GJ/d of natural gas at $2.52/GJ plus an escalation factor to 2011, which has a fair value loss of $4.6 million at June 30, 2009 (December 31, 2008 – loss of $10.7 million). The Company has designated this contract as normal usage, and as a result, does not recognize the fair value of the contract in the Consolidated Financial Statements.

Notes to Interim Consolidated Financial Statements (Unaudited)

($ thousands, except as noted)

9.  Consolidated Statements of Cash Flows – Selected Information

Items not involving cash

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Financial commodity contracts	$ –	$ 43,441	$ 9,807	$ 56,245
Stock-based compensation	177	7,348	405	9,814
Depletion, depreciation and accretion	36,049	30,971	66,975	59,147
Gain (loss) on sale of property, plant and equipment	(320)	260	(37)	766
Foreign exchange	(6,727)	619	(7,624)	2,665
Distributions in excess of equity earnings and dilution	10,387	10,822	20,035	27,509
Future income tax	(23,170)	(14,208)	(31,552)	(22,928)
Debt extinguishment, interest and other	197	120	361	1,209
	$ 16,593	$ 79,373	$ 58,370	$ 134,427

Supplemental cash flow information

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Interest paid	$ 1,069	$ 365	$ 5,828	$ 6,692
Current and other tax paid	$ 4	$ 293	$ 101	$ 683

10.Subsequent Events

In July 2009, Paramount acquired an additional 13.9 million Class A shares of Redcliffe for $3.6 million. As of the closing of Redcliffe’s public offering on July 20, 2009, Paramount owned approximately 15 percent of Redcliffe’s Class A shares.